Quest Diagnostics (DGX)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Quest shareholder since 2012

Please Support Item #5 for Managing Climate Risk Through Science-Based Targets and Transition Planning

To Quest Diagnostics Shareholders:

I ask shareholders to vote FOR Item 5 at the Quest Diagnostics shareholder meeting on May 16, 2024. The proposal asks Quest Diagnostics (“Quest” or “the Company”) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan. Last year I filed a similar proposal, which received support from 48% of shareholders.1 I’ve chosen to re-file this year due to the lack of progress Quest has made in responding to last year’s significant demonstration of investor support.

RESOLVED: Shareholders request that Quest Diagnostics Inc. issue near and long-term science-based greenhouse gas reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5 °C and summarize plans to achieve them.

SUPPORTING STATEMENT: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like SBTi;
•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate-Related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition; and
•	Consideration of supporting targets for renewable energy, energy efficiency, and other measures deemed appropriate by management.

Summary

1.	Quest’s climate mitigation strategy is not aligned with the Paris Agreement’s ambition to limit warming to 1.5 °C.
2.	The Company lags peers, who continue to make progress in addressing climate risk.
3.	Full emissions disclosure, setting science-based targets and developing a transition plan will help Quest prepare for upcoming regulatory changes.

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001022079/000102207923000104/dgx-20230517.htm

Rationale for a “YES” vote

1.	Quest does not have a climate risk mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5 °C in order to reduce both physical and transition risks.

Since last year’s vote, Quest appears to have removed its only direct reference to climate change from its 10-K, writing only broadly about “environmental, social, and governance” issues. In its prior 10-K, Quest noted that severe weather events and natural disasters, such as those caused by climate change, pose physical risks to its operations.2 Given that extreme weather linked to climate change has been increasing in severity3 and 2023 was the hottest year on record,4 the proponent is concerned about what this change in the Company’s 10-K means for its approach to managing climate-related risks.

As was the case last year, the Company touts its efforts to transition to electric and hybrid vehicles, but its vehicle fleet accounted for less than .3% of its total reported emissions in 2021. Quest noted that its fleet optimization efforts in 2022 resulted in an emissions reduction of 870 MTCO2e. By contrast, the Company’s total reported emissions footprint in 2021 was more than 25 million MTCO2e.5

According to Quest’s 2023 CDP report, its scope 1 and 2 emissions increased from 2021 to 2022, and it appears that the scope 1 and 2 data reported to CDP only covers the Company’s U.S. operations. Furthermore, the Company has not yet reported its scope 3 emissions data for 2022. These factors, coupled with the fact that Quest has not yet set GHG reduction targets or issued a climate transition plan aligned with limiting warming to 1.5 °C6 raises questions about how well the company is assessing and responding to climate-related risks and opportunities.

2.	The Company lags peers, who continue to make progress in addressing climate risk.

Since last year’s vote:

•	Laboratory Corporation of America (Quest’s largest commercial clinical laboratory competitor7) and Edwards Lifesciences received validation of their near-term targets as 1.5 °C-aligned from the Science Based Targets initiative (SBTi);
•	Agilent Technologies, IQVIA Holdings, and Thermo Fisher Scientific received validation of their near-term, long-term, and net zero targets from SBTi;

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2 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001022079/000102207923000018/dgx-20221231.htm

3 https://apnews.com/article/fact-check-extreme-weather-events-climate-change-169250036362

4 https://www.climate.gov/news-features/featured-images/2023-was-warmest-year-modern-temperature-record#:~:text=The%20year%202023%20was%20the,decade%20

(2014%E2%80%932023).

5 https://www.questdiagnostics.com/content/dam/corporate/unrestricted/documents/our-company/corporate-responsibility/quest-cr-report-2021.pdf;

https://www.questdiagnostics.com/content/dam/corporate/unrestricted/documents/our-company/corporate-responsibility/Quest-Corporate-Responsibility-Report-2022.pdf

6 https://www.questdiagnostics.com/content/dam/corporate/documents/Quest_Diagnostics_Incorporated_-_CDP_Climate_Change_Questionnaire_2023.pdf

7 https://www.sec.gov/ix?doc=/Archives/edgar/data/1022079/000102207924000041/dgx-20231231.htm

•	AMN Healthcare has committed to set near-term, long-term, and net zero targets through SBTi; and

•	Boston Scientific and Zimmer Biomet continue working towards their SBTi-validated targets, and Becton, Dickinson and Company and PerkinElmer remain committed to set near-term targets through SBTi.[8]

3.	Full emissions disclosure, setting science-based targets, and developing a transition plan will help Quest prepare for upcoming regulatory changes.

Quest’s opposition statement references numerous upcoming climate-related regulatory changes as justification for delaying action on comprehensive emissions disclosure, target-setting, and climate transition planning. While the Proponent appreciates that the Company wishes to take a thoughtful approach, it is unclear how delaying action would better prepare Quest for eventual compliance.

California has enacted a law that will require Quest (and all companies with over $1 billion in annual revenue doing business in California) to disclose its full scope 1, 2 and 3 emissions footprint. The Federal Supplier Climate Risks and Resilience Proposed Rule would require “major” federal contractors with over $50 million in government contracts to disclose annual GHG emissions for scopes 1-3, disclose climate risks management strategies, and set a 1.5 ºC-aligned emissions reduction target through the SBTi.9 Critically, under the Proposed Rule, contractors may be determined a “nonresponsible” company for failure to comply and thus ineligible for contract awards.10 Quest also references the European Union’s Corporate Sustainability Reporting Directive (CSRD). If subject to the CSRD, Quest would be required to disclose scope 1, 2, and 3 emissions for operations not covered in its current disclosures, such as those in the European Union. The CSRD would also require the Company to develop both GHG reduction targets and a transition plan that align with limiting warming to 1.5 °C.11

In the proponent’s view, implementing this proposal will help the Company ensure that it is adequately prepared when these or other climate-related regulatory changes come into effect.

Vote “Yes” on Shareholder Proposal #5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

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8 https://sciencebasedtargets.org/target-dashboard

9 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

10 https://www.babstcalland.com/news-article/dod-gsa-and-nasa-propose-climate-related-disclosures-for-federal-suppliers/

11 https://www.ropesgray.com/en/insights/alerts/2022/12/eu-corporate-sustainability-reporting-directive-signed-into-law

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.